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                                   EXHIBIT 4.1


                             RETAINER AGREEMENT WITH

                                 HORWITZ & BEAM

                               DATED JUNE 23, 1997



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                                 LAW OFFICES OF
                                 HORWITZ & BEAM
                                TWO VENTURE PLAZA
                                    SUITE 350
                            IRVINE, CALIFORNIA 92618
                                 (714) 453-0300
                                 (310) 842-8574
                               FAX: (714) 453-9416
Gregory B. Beam, Esq.                                    Thomas B. Griffen, Esq.
Lawrence W. Horwitz, Esq.                                  Malea M. Farsai, Esq.
Lawrence R. Bujold, Esq.                                     Ralph R. Loyd, Esq.
Lawrence M. Cron, Esq.
Lynne Bolduc, Esq.                                         George L Rogers, Esq.
                                                                      Of Counsel

                                  June 23, 1997

Beta Oil & Gas, Inc.
901 Dove Street
Suite 230
Newport Beach, CA 92660

         Re:  LEGAL REPRESENTATION

Gentlemen:

     This is to confirm our understanding whereby you have engaged Horwitz & Beam (the "Firm") to represent your company with respect to general counsel representation in connection with the operations of Beta Oil & Gas, Inc. during the period of time commencing upon the date of this Agreement and terminating the earlier to occur of either: (i) two years or (ii) the Company's common stock commencing trading in the public securities markets (hereinafter referred to as the "Matter"). California law requires lawyers to have written fee contracts with their clients. This letter, when signed by you, will constitute the written fee contract required by California law. In connection therewith, our understanding and agreement are as follows:

     1. We will undertake to advise you in connection with the Matter and any other matters you ask us to undertake. We will undertake to prepare such documents as may be required to affect the foregoing.

     2. There can be no assurances, and we make no guarantees, representations or warranties as to the particular results from our services and the response and timeliness of action by any governmental official or department.

     3. You understand that the accuracy and completeness of any document prepared by us is dependent upon your alertness to assure that it contains all material facts which might be important and that such documents must not contain any misrepresentation of a material fact nor omit information necessary to make the statements therein not misleading. To that end, you agree to review, and confirm to us in writing that you have reviewed, all materials for their accuracy and completeness prior to any use thereof. You also acknowledge that this responsibility continues in the event that the materials become deficient in this regard.

                                 HORWITZ & BEAM

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Beta Oil & Gas, Inc.
June 23, 1997
Page 2


     4. As compensation for the legal services provided in connection with the Matter, the Company hereby grants this firm the right, simultaneous with the execution of this Retainer Agreement, to acquire 50,000 shares of the Company's common stock at a price of .05 per share pursuant to the terms of the Company's customary Subscription Agreement.

     5. It is understood that in addition to the foregoing legal fees, the Company shall reimburse the firm for all non-labor out-of-pocket expenses incurred by the firm on behalf of the Company, including, but not limited to copying charges, long distance telephone charges, outsourced messenger charges, filing fees, court costs and facsimile charges, arising from this agreement. It is understood that the Company's obligation to pay such expenses shall only be at the actual costs incurred by the firm. You agree to pay any and all expenses advanced by the firm.

     6. The firm reserves the right to immediately withdraw its representation in the event that (i) we discover any misrepresentation of information provided to us, or (ii) you and any of your affiliates engage in any conduct or activities contrary to our advice which in our opinion would constitute a violation of applicable law. In the event legal action is required to collect any amounts due hereunder, you agree to pay legal fees and expenses required to collect such amounts.

     7. We will consult with you on all major decisions and will attempt to keep you fully informed of the status of the preparation of documents and responses to filings, if any, as well as our recommended strategies. You should feel free to call at any time if you have any questions or wish to discuss any aspect of these matters.

     8. You are advised that the Firm maintains errors and omissions insurance coverage applicable to the services to be rendered.

     9. This Agreement shall be governed by the laws of the State of California and venue for any action hereunder shall be in Orange County, California.

     If this letter correctly sets forth your understanding and agreement with respect to the matters mentioned above, please execute and return one copy of this letter.

                                       Very truly yours,

                                       HORWITZ & BEAM

                                       /s/  Lawrence W. Horwitz
                                       ---------------------------------
                                       Lawrence W. Horwitz



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                                 HORWITZ & BEAM
Beta Oil & Gas, Inc.
June 23, 1997
Page 3

     The undersigned hereby confirms and agrees that this letter, executed and effective this 23rd day of June, 1997, sets forth my understanding and agreement.



BETA OIL & GAS, INC.



By: /s/  Steve Antry
-------------------------------
Steve Antry, President